
GENERAL MINERALS CORPORATION
GMC

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642


05008697

June 3, 2005

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2


SUPPL
SEC MAIL
PROCESSING
RECEIVED
JUN 06 2005
WASH. D.C.
209
SECTION

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of May, 2005, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Announces Phelps Dodge Subsidiary Will Proceed with Drilling at Escalones in Chile	May 26, 2005
2.	**Financial Statements, MD&A, and Annual Information Form**	
(a)	Interim Financial Statements for the period ended March 31, 2005	May 13, 2005
(b)	Management Discussion and Analysis for the period ended March 31, 2005	May 13, 2005
(c)	CEO Certification of Interim Filings for period ended March 31, 2005	May 13, 2005
(d)	CFO Certification of Interim Filings for period ended March 31, 2005	May 13, 2005
(e)	Certificate of dissemination to shareholders for year ended December 31, 2004	May 16, 2005
(f)	Certificate of dissemination to shareholders for period ended March 31, 2005	May 13, 2005
3.	**Annual General Meeting Material**	
(a)	Notice of Meeting and Information Circular	May 16, 2005
(b)	Form of Proxy	May 16, 2005
(c)	Annual Report with President's Report	May 16, 2005
(d)	Supplemental Mailing Return Card – US & Canadian Shareholders	May 16, 2005
4.	**Material Change Reports**	
a)	GMC announced that it has entered into an agreement with BHP Billiton, whereby BHP can earn up to a 70% joint venture interest in the Dragoon property by completing certain exploration expenditures, making payments to GMC and completing or spending at least US$15,000,000 on a feasibility study	May 4, 2005
5.	**Material Documents**	
(a)	Agreement between BHP Minerals International Exploration Inc., a Delaware Corporation, and General Minerals Corporation dated April 27, 2005	May 4, 2005
6.	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(b)	All financial statements, MD&A and Annual Information Forms referred to under Item 2	
(c)	All annual general meeting material referred to under Item 3	
(c)	All material change reports referred to under Item 4	
(e)	All material documents referred to under Item 5	

GENERAL MINERALS CORPORATION


GENERAL MINERALS CORPORATION
GMC

FOR IMMEDIATE RELEASE: 05-05



General Minerals Corporation Announces Phelps Dodge Subsidiary Will Proceed with Drilling at Escalones in Chile

May 26, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge Corporation, has elected to conduct further exploration at the Escalones copper-gold porphyry prospect. Escalones is located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the El Teniente mine, the world's largest underground copper mine. In March GMC announced that Aurex could earn up to 72% joint venture interest in the property (see GMC PR 05-03, March 21, 2005).

Aurex has completed its own initial exploration of the property during the past two months. The focus during this phase has been the completion of a geophysical Induced Polarization ("IP") survey. Aurex ran approximately 12 kms of IP and located a strong response in an area of approximately 1,000 by 500 metres located in the NW segment of the property approximately 1,000 metres to the west of the majority of the earlier drilling. The present plan is to drill three deep holes in the area of the anomaly later in the year when the snow has cleared as the Chilean winter is now setting in. The target is the "porphyry copper" related to the skarn which GMC drilled previously.

Ralph Fitch, President and CEO of GMC, stated, "This is a very exciting development. Aurex has been able to complete a limited geophysical survey in very rugged terrain and identify a porphyry copper target which they will drill late in the year. Knowing that we are in similar geology to the giant El Teniente copper mine to the west and with the knowledge that we have already drilled one percent copper in skarn on the property, the coming drill program could potentially be very rewarding."

In late 1998, GMC announced the discovery of significant skarn and porphyry copper mineralization from the first diamond drill hole. GMC had originally joint ventured Escalones with ASARCO, a major copper producing company at the time, but shortly after ASARCO was taken over by Grupo Mexico the joint venture was cancelled. The copper system at Escalones is defined by a large, approximately six square kilometre alteration zone within which the company has defined a geophysically anomalous (Self Potential anomaly) of approximately four square kilometres. Drill hole ES-1 intersected skarn and porphyritic intrusive-hosted copper mineralization at the surface. ES-1 was drilled by GMC in November 1998 and reported in December (see GMC PR98-20, Dec. 3, 1998). The analyses were reported by Acme Analytical Laboratories (Chile) Ltda. in Santiago, Chile. Representative samples from the core were subsequently reanalyzed by Bonder-Clegg of Santiago as a check. Highest copper grades occurred in the uppermost 377 metres of the hole. The first 76.5 metres averaged 1.32% copper plus 0.13 gpt gold and 4.1 gpt silver. The last drill hole, ES-25 penetrated the porphyry rather than the skarn system. This hole intersected hydrothermally altered granodiorite and diorite that contained porphyry-style, vein hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with highly anomalous gold values. At the time that results on drill hole ES-1 were released, Dec. 3, 1998, requirements to identify a Qualified Person on the project under National Instrument 43-101 had not been established. In the case of drill ES-25, released on Aril 20, 2001, those standards were in effect and Dr. Lawrence A. Dick, Executive Vice President, Exploration for GMC was the Qualified Person for the Escalones project.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, two in Bolivia and one in Chile. The target mineralization is copper, silver and gold. In addition to Escalones, three of these properties are now under option to other mining companies: Malku Khota (Bolivia) with Apex Silver Mines Ltd., Monitor (USA) with Teck Cominco Ltd. and Dragoon (USA) with BHP Billiton. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com


GMC
GENERAL MINERALS
CORPORATION

General Minerals Corporation

2005 First Quarter Report


Cu


Au



Exploring New Opportunities

First Quarter 2005 Report to Shareholders

DEAR FELLOW **SHAREHOLDERS**

I am very pleased to report on the progress that your company has achieved in the past several months. Since the beginning of the year we have announced four joint ventures with major mining companies on our properties (Teck Cominco, BHP Billiton, Phelps Dodge and Apex Silver Corporation), clearly demonstrating the quality of our portfolio. These successes flow from the focusing of our efforts since late 2002 on acquiring properties with discovery potential and completing early stage exploration to define drill target concepts. At that point we seek joint venture partners to fund further exploration and add partners' expertise. We have consistently followed this strategy and now with nine properties, four of which are joint ventured, we are starting to see the fruits of our labours.

The first agreement was announced on February 14 of this year. It is an option agreement with a subsidiary of Teck Cominco Limited, TCAI, in which TCAI can earn up to a 65% joint venture interest in our Monitor copper-silver property. Under the terms of the agreement TCAI has the exclusive rights to initially earn a 51% interest by incurring expenditures and making annual payments over the five year option period. The Monitor property is located in Pinal County, Arizona and is situated only 1,400 metres northeast of the Asarco's Ray Mine, the second largest producing copper mine in Arizona. Prior to signing the agreement we had identified an area of approximately four square kilometres in size displaying characteristics typical of a porphyry copper system. We also developed several other target concepts on the property including a several square kilometres area that contained near surface oxide copper-silver mineralization, a second target that included high grade copper-silver mineralization within east-west structures and a third one that has the potential for a classic porphyry copper deposit at depth below the oxide mineralization. We developed these targets as a result of our own geological, geochemical and geophysical studies. TCAI has started exploration at Monitor and presently plan on drilling the property in the fall of this year.

We announced our second agreement on February 22. This agreement is with the Bolivian subsidiary of Apex Silver Mines Ltd., SILEX. The option gives SILEX the exclusive right to initially earn a 51% interest in the Malku Khota property by incurring expenditures and making annual payments over the five year and nine month earn-in period. Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest for a total of 70% by expending a further US$7,000,000 for a total expenditure of US$11,000,000. The Malku Khota property is located 100 kilometers south east of the town of Oruro, approximately 25 kilometers south of the Atocha property which has similar style mineralization. We sold Atocha to Esperanza Silver Corporation in late 2003 in exchange for 4 million shares and warrants of Esperanza Silver Corporation, which we continue to hold. Our prior work at Malku Khota had identified an area of approximately 3.4 kilometers by up to 260 metres wide with anomalous surface silver geochemistry within the same sandstone sequence that hosts the Atocha mineralization. For example one continuous 228 metre long line of channel samples averaged 40 gpt silver, a very high value considering that most silver is leached out of the surface rocks. We believe that the surface geochemistry may represent strata-bound, disseminated silver and gold mineralization together with minor lead and zinc within the sandstones. These targets were developed as a result of our own, previously conducted and announced geological and geochemical work. SILEX has collected more channel samples to further define drill targets. They are planning on initiating a drilling program at Malku Khota this summer.

We ended out the Quarter with the announcement that the Chilean subsidiary of Phelps Dodge Corporation, Aurex, had optioned our promising porphyry, skarn copper-gold prospect, Escalones, in central Chile. Escalones is located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the world's largest underground, producing copper mine, El Teniente. Under the terms of the agreement Aurex has the exclusive right to initially earn a 60% interest in the Escalones property by incurring expenditures and making annual payments over the five year earn in period. Upon completing the initial earn-in, Aurex may elect to increase its interest to 72% by completing a feasibility study within seven years. In late 1998, we announced the discovery of significant skarn and porphyry copper mineralization from the first diamond drill hole. We had originally joint ventured Escalones with ASARCO, a major copper producing company at the time, but shortly thereafter ASARCO was taken over by Grupo Mexico and the joint venture was cancelled. The copper system at Escalones is defined by a large, approximately six square kilometre alteration zone within which we have defined a geophysically anomalous zone of approximately four square kilometres. Drill hole ES-1 intersected skarn and porphyritic intrusive-hosted copper mineralization at the surface. Highest copper grades occurred in the uppermost 377 metres of the hole. The first 76.5 metres averaged 1.32% copper plus 0.13 gpt gold and 4.1 gpt silver. The last drill hole, ES-25 penetrated the porphyry rather than the skarn system. Aurex has completed a limited geophysical survey at Escalones and must decide whether they will commit to a drill program this fall prior to June 1.

Our last agreement, which was signed in April, gives BHP Billiton the exclusive right to acquire up to a 70% joint venture interest in the Dragoon property by completing certain exploration expenditures, making payments to us and completing or spending at least US$15,000,000 on a feasibility study. Under the terms of the agreement BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over a five year earn-in period. Prior to signing the agreement we completed our own initial exploration on the property which indicates that many of the characteristics of a porphyry copper system are present and through geophysics, geology and geochemistry we developed target concepts.

In closing, I firmly believe that our exploration efforts have been affirmed by this series of agreements with major companies and we look forward to working with these companies as they proceed with their own exploration efforts. At the same time we are continuing early stage exploration to define new properties which we will acquire, define targets and seek further joint ventures. Also our two majority owned subsidiaries, Foundation Resources Ltd. and Afghan Minerals Inc., continue their efforts in Mongolia and Afghanistan and we expect that they will be further enhancing their own portfolios of properties in 2005.

I look forward to reporting the exploration results from our new partners in the coming quarters and our efforts together with those of our two subsidiary companies.

Sincerely,



Ralph Fitch
President

General

The following information, prepared as of May 6, 2005, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the three months ended March 31, 2005, as well as the audited consolidated financial statements for the year ended December 31, 2004 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2004 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company has carried out reconnaissance in North and South America and has acquired nine properties on which it has carried out basic exploration and produced reports, including four National Instrument 43-101 reports. To date, the Company has signed over forty confidentiality agreements for the purpose of showing the various properties to prospective joint venture partners and in early 2005 has successfuly optioned four of its properties to partners.

In February 2005, the Company optioned the Monitor property located in Pinal County, Airzona, to Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can initially earn up to a 51% interest in the property by incurring expenditures of US$3 million and making annual payments over a five year option period. TCAI can increase this interest to 65% by spending an additional US$4 million and completing a feasibility study. TCAI is currently finalizing its exploration plans and under its agreement with the Company, has an initial commitment to incur US$250,000 in exploration expenditures within a year. Previous work at Monitor completed by the Company included geological, geochemical and geophysical studies which identified a number of targets including a several square kilometre area that is permissive for near surface oxide copper-silver mineralization, high grade copper-silver mineralization within east-west structures, and potential for a classic porphyry copper deposit at depth below the oxide mineralization. The Monitor property is located only 1,400 metres northeast of Asarco's Ray Mine, the second largest producing copper mine in Arizona.

In February 2005, the Company also entered into an agreement with Apex Silver Mines Ltd. ("Apex") and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX") whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia. Under the terms of the agreement, SILEX can initially earn a 51% interest in the Malku Khota property by incurring expenditures of US$4 million and making annual payments over the five year and nine month earn-in period. SILEX then will have the option to increase its interest to 70% by expending a further US$7 million on the property. Previous work at Malku Khota by the Company identified an area of approximately 3.4 kilometres by up to 260 metres wide with anomalous surface silver geochemistry that management believes may represent stratabound, disseminated silver and gold mineralization together with minor lead and zinc within the sandstone. SILEX intends to commence a drill program at Malku Khota in the summer of 2005.

In March 2005, the Company optioned the Escalones porphyry copper prospect located in central Chile to Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge

Corporation. Under the terms of the agreement, Aurex can initially earn a 60% interest in the Escalones property by incurring expenditures of US$4 million and making annual payments over the five year earn-in period. Aurex will carry out an Induced Polarization ("IP") geophysical survey of the property and must pay the Company US$10,000 before June 1, 2005. Thereafter, Aurex must expend a minimum of US$500,000 per year and pay the Company a total additional US$250,000 in five equal annual installments to maintain the option. Aurex will then have the option to increase its interest to 72% by completing a feasibility study within seven years. Management believes there is good potential for the property to host porphyry copper-gold-molybdenum mineralization both within an area already partially drilled and in the remaining several square kilometres of undrilled anomalous terrain.

In April 2005, the Company optioned the Dragoon porphyry copper property located in southern Arizona to BHP Billiton whereby BHP Billiton can initially earn a 51% interest in the property by incurring expenditures of US$3 million and making annual payments over a five year option period. BHP Billiton can increase this interest in stages to 60% by spending a further US$1 million; and to 70% by completing a feasibility study or spending at least US$15 million on a feasibility study. Initial exploration by the Company has indicated many of the characteristics of a porphyry copper system.

Results of Operations

During the first quarter ended March 31, 2005, the Company reported net earnings of $184,299 ($0.02 per share) compared to a loss of $223,843 ($0.03 per share) reported in the quarter ended March 31, 2004. The 2005 net earnings were a consequence of the disposal of the Company's remaining investment in Lumina Copper Corporation ("Lumina") which resulted in a gain of $636,196.

General and administrative expenses increased marginally from $251,231 to $292,515. Significant variances include professional fees in respect of accounting, legal and tax services provided which increased to $113,593 from $59,570 in 2004. During the quarter, the Company received professional advice in respect of various corporate initiatives and completed a number of regulatory filings. Other increases included shareholder information expense which increased to $26,416 from $4,272. These variances were offset by a decrease in consulting expense from $35,446 to $2,753, as certain consulting fees incurred in South America have been deferred and charged to properties in 2005. Wages and benefits were $53,093 in 2005 and $69,025 in 2004. It is expected that 2005 administrative costs will continue at current levels.

During the first quarter of 2005, the Company contracted a number of consulting geologists and accelerated its program of reconnaissance activity in the U.S., Mexico and South America, incurring reconnaissance expense of $147,246. This program has identified a number of areas of interest, which management intends to follow up with a view to acquiring additional properties.

The 2005 operating results include a foreign exchange loss of $58,323 (2004 - $10,310) which resulted from the strengthening of the Canadian dollar during the period in relation to proceeds realized on the disposal of the Company's investment in Lumina. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Expenses were offset by $34,422 (2004 - $38,562) in interest income earned on the Company's short term investments.

Capital Expenditures

Total exploration spending decreased from $339,764 in the first quarter of 2004 to $218,863 in the first quarter of 2005. The 2005 deferred expenditures included $79,402 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totaled $126,052 and included $29,466 incurred on the Dragoon property; $28,986 incurred at Markham Wash; and $24,196 incurred on the Oro property. A total of $42,220 was incurred in Bolivia, and $50,370 was incurred on the Escalones property in Chile.

During the quarter the Company successfully optioned three of its properties to partners: the Monitor property in Arizona; the Malku Khota property in Bolivia; and the Escalones property. The Company received the first cash option payment of $43,173 (US$35,000) in respect of the Monitor option agreement.

During the first quarter, the Company exercised 500,000 warrants of Lumina at a cost of $1.6 million and disposed of all of its remaining investment in Lumina being 720,400 shares for proceeds of $4,847,996.

Summary of Quarterly Results (unaudited)

Three months ended	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Total Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$175,690	$310,912	$345,910	$580,731	$339,764	$218,123	$53,144	$62,745
Net earnings (loss)	$184,299	($345,253)	($734,281)	($2,006,200)	($223,843)	($1,591,735)	($1,842,884)	($284,160)
Net earnings (loss) per share (Basic and fully diluted) (1) (2)	$0.02	($0.04)	($0.08)	($0.22)	($0.03)	($0.22)	($0.27)	($0.06)

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

(2) On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net earnings for the quarter ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina. The loss for the quarter ended December 31, 2004 was offset by a gain of $251,727 recognized on the disposal of a portion of the Company's investment in Lumina. The net loss for the quarter ended September 30, 2004 includes a non-cash charge of $414,672 for stock-based compensation expense. The net loss for the quarter ended June 30, 2004 includes a writedown of the Company's investment in Esperanza amounting to $1,840,000. The net loss for the quarters ended December 31, 2003 and September 30, 2003 included losses incurred on the disposal of the Atocha and Vizcachitas properties amounting to $1,142,218 and $1,684,877, respectively.

Financing Activities

During the first quarter, the Company did not complete any financings or issue any shares. During the comparative first quarter of 2004, the Company raised $30,800 from the exercise of 22,000 share purchase warrants at $1.40 per share.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the three months ended March 31, 2005 resulted in a net cash inflow of $2,603,744. As at March 31, 2005, the Company is in a strong financial position with cash and working capital of $8.5 million. The Company also holds a portfolio of long-term investments which as at March 31, 2005 had a quoted value of $2.0 million.

The Company is well-funded and is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at March 31, 2005:

		Payments Due by Period	
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*
Lease agreement for office premises in Denver, USA	$41,400	$19,500	$21,900

Transactions with Related Parties

The Company entered into the following transactions with related parties during the quarter.

During the three months ended March 31, 2005, legal fees totaling $33,761 (2004 - $13,315) were charged by a legal firm in which a director is a partner. As at March 31, 2005 an amount of $21,662 remained as an account payable.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A and include the carrying values of mining claims and deferred exploration, investments, and goodwill.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. No writedown was taken during the current quarter. Capitalized costs in respect of the Company's mining claims amounted to $2,052,537 as at March 31, 2005. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

The Company's long-term investments are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. The Company's investment in Esperanza was written down to $3.16 million in the second quarter of 2004. The quoted value of the Esperanza shares has further declined with the result that as at March 31, 2005, there is an unrealized loss in respect of the value of this investment in the amount of $1.16 million. During the quarter, Esperanza announced a gold/silver discovery on its La Esperanza silver project in Mexico. This discovery resulted in an immediate increase in the quoted value of Esperanza shares, however, the share price has subsequently declined as a consequence of a generally weakening market for junior mining stocks. Notwithstanding the weakening stock price, Esperanza is considered to have a good property portfolio and, as management believes the impairment not to be other than temporary, no further writedown was taken during the quarter. Management will continue to closely monitor the Esperanza investment and there is a risk that the investment could be written down in a future quarter.

During 2004, the Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. ("AMI") and Foundation Resources Ltd. ("Foundation"). Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation has set up a subsidiary in Mongolia and acquired two early stage properties and is currently negotiating to acquire a third. Management reviews the carrying value attributed to the goodwill on a quarterly basis and no writedown has been taken. There is a risk however that the goodwill attributed to these investments could be written down in a future quarter.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Bolivia, Chile, Afghanistan, and Mongolia. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:

Common shares, no par value, unlimited shares

Issued and outstanding:

8,937,577 common shares as May 6, 2005 for a net consideration of $60,694,234.

Outstanding options, warrants, and convertible securities as at May 6, 2005:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,393,000	$1.54 to $2.05	June 25, 2008
Stock options	45,000	$10.00	October 30, 2005
Stock options	40,000	$27.50	October 30, 2005
Stock options	4,000	$2.10	March 13, 2006
Stock options	79,500	$0.85	February 12, 2007
Stock options	107,500	$1.25	May 30, 2008
Stock options	424,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date if the closing price of the Company's common shares exceeds $4.50 per share for 20 consecutive trading days.

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors as detailed in the Annual MD&A.

Outlook

The Company is in a strong financial position with working capital as at March 31, 2005 of $8.5 million.

In the first four months of 2005, in accordance with its business plan, the Company optioned four of its properties to partners: the Monitor copper-silver property in Arizona; the Malku Khota silver-gold property in Bolivia; the Escalones copper property in Chile; and the Dragoon copper property in Arizona. A number of other properties are currently being reviewed by prospective partners and management anticipates entering into further option agreements during the remainder of 2005.

At Malku Khota, Apex has commenced exploration and is planning a drill program for July. Apex is currently developing the San Cristobal silver-lead-zinc project located in southwestern Bolivia.

In the Monitor joint venture, Teck Cominco has committed to incur at least US$250,000 in exploration expenditures within one year. The Monitor target includes a large porphyry copper deposit.

The Company will also continue to conduct reconnaissance exploration with a view to acquiring additional properties during 2005. The goal is to acquire properties and add to the existing information base on those properties so that they are attractive to majors. Management is carrying out reconnaissance in Mexico and Peru, as well as the ongoing reconnaissance in Bolivia, Chile and the United States.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at **www.generalminerals.com**.

GENERAL MINERALS CORPORATION

Consolidated Balance Sheets

As at March 31, 2005

(Unaudited – expressed in Canadian dollars)

	March 31, 2005	December 31, 2004
	$	$
Assets		
Current assets		
Cash and cash equivalents	**8,521,239**	5,917,495
Prepaids and other	**90,617**	78,426
Investments *(note 2)*	-	2,611,800
	8,611,856	8,607,721
Investments *(note 2)*	**3,160,000**	3,160,000
Mining properties and equipment		
Mining claims and deferred exploration *(note 3)*	**2,052,537**	1,876,847
Reclamation deposit	**18,925**	18,925
Equipment	**36,018**	30,862
	2,107,480	1,926,634
Goodwill	**234,800**	234,800
	14,114,136	13,929,155
Liabilities		
Current liabilities		
Accounts payable	**123,916**	107,614
Minority interest	**213,552**	229,172
	337,468	336,786
Shareholders' Equity		
Capital stock *(note 4)*		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
8,937,577 common shares	**60,694,234**	60,694,234
Fair value of options and warrants	**669,454**	669,454
Deficit	**(47,587,020)**	(47,771,319)
	13,776,668	13,592,369
	14,114,136	13,929,155

Consolidated Statements of Operations and Deficit

For the three months ended March 31, 2005

(Unaudited – expressed in Canadian dollars)

	March 31, 2005	March 31, 2004
	$	$
General and administrative expenses		
Consulting	**2,753**	35,446
Directors' fees	**16,500**	14,500
Filing fees and transfer agent	**19,584**	21,593
Office and miscellaneous	**43,391**	33,296
Professional fees	**113,593**	59,570
Shareholder information	**26,416**	4,272
Travel and promotion	**17,185**	13,529
Wages and benefits	**53,093**	69,025
	(292,515)	(251,231)
Other income and (expenses)		
Depreciation and amortization	**(3,855)**	(864)
Foreign currency loss	**(58,323)**	(10,310)
Gain on disposal of investments	**636,196**	-
Interest and other income	**34,422**	38,562
Minority interest	**15,620**	-
Reconnaissance expense	**(147,246)**	-
Net earnings (loss) for the period	**184,299**	(223,843)
Deficit - Beginning of period	**(47,771,319)**	(44,461,762)
Deficit - End of period	**(47,587,020)**	(44,685,605)
Net earnings (loss) per share		
- basic	**0.02**	(0.03)
- fully diluted	**0.02**	(0.03)
Weighted average shares outstanding during the period	8,937,577	8,927,067

GENERAL MINERALS CORPORATION

Consolidated Statements of Cash Flows

For the three months ended March 31, 2005

(Unaudited – expressed in Canadian dollars)

	March 31, 2005	March 31, 2004
	$	$
Cash flows from operating activities		
Net earnings (loss) for the period	184,299	(223,843)
Items not affecting cash		
Depreciation and amortization	3,855	864
Gain on disposal of investments	(636,196)	-
Minority interest	(15,620)	-
	(463,662)	(222,979)
Changes in non-cash operating working capital		
(Increase) decrease in prepaids and other	(12,191)	(47,475)
Increase (decrease) in accounts payable	16,302	52,360
	(459,551)	(218,094)
Cash flows from investing activities		
Expenditures for mining claims and equipment	(227,874)	(339,764)
Option payment received for mining claims	43,173	-
Cash acquired on acquisition of subsidiaries	-	10,000
Purchase of investments	(1,600,000)	-
Proceeds on disposal of investments	4,847,996	-
	3,063,295	(329,764)
Cash flows from financing activities		
Proceeds from issuance of capital stock	-	30,800
	-	30,800
Increase (decrease) in cash and cash equivalents	2,603,744	(517,058)
Cash and cash equivalents - Beginning of period	5,917,495	7,210,349
Cash and cash equivalents - End of period	8,521,239	6,693,291
Supplemental cash flow information		
Minority interest on acquisition of subsidiaries	-	254,800
Goodwill on acquisition of subsidiaries	-	(234,800)
Receivables acquired on acquisition of subsidiaries	-	(10,000)
	-	10,000

Consolidated Schedule of Deferred Exploration Expenditures

For the three months ended March 31, 2005

(Unaudited – expressed in Canadian dollars)

	U.S. Properties	Bolivia Properties	Chile Properties	Mongolia Properties	Total
	$	$	$	$	$
Balance at December 31, 2004	1,156,397	497,175	186,943	36,332	1,876,847
Land payments	65,384	11,966	2,052	-	79,402
Laboratory	2,982	-	-	-	2,982
Field supplies	193	-	346	-	539
Consulting and supervision	16,509	19,442	35,596	-	71,547
Maps and reproduction	79	7,999	286	-	8,364
Surveying	3,607	-	33	-	3,640
Geological consulting	25,757	2,813	9,940	-	38,510
Geophysical	2,329	-	-	-	2,329
Travel and accommodation	9,212	-	2,117	221	11,550
	126,052	42,220	50,370	221	218,863
Less: Option payment received	(43,173)	-	-	-	(43,173)
	82,879	42,220	50,370	221	175,690
Balance at March 31, 2005	1,239,276	539,395	237,313	36,553	2,052,537

For the three months ended March 31, 2005

(Unaudited – expressed in Canadian dollars)

For a complete description of the Company's accounting policies and disclosures, please refer to the 2004 audited financial statements. These audited financial statements and the notes thereto are available from the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2004 Annual Report will be provided.

1. Significant Accounting Policies

The Interim Financial Statements follow the same significant Accounting Policies as the most recently completed financial year-end.

2. Investments

	March 31, 2005	Dec. 31, 2004
	$	$
4,000,000 common shares of Esperanza Silver Corporation (market value $2,000,000 (Dec. 31, 2004 - $1,880,000))	**3,160,000**	3,160,000
4,000,000 warrants of Esperanza Silver Corporation, exercisable at $1.05 per share on or before December 23, 2005	-	-
Nil (Dec. 31, 2004 - 220,400) common shares of Lumina Copper Corp. (market value $nil (Dec. 31, 2004 - $1,267,300))	-	991,800
Nil (Dec. 31, 2004 - 500,000) warrants of Lumina Copper Corp., exercisable at $3.20 per share on or before December 19, 2007	-	1,620,000
	3,160,000	5,771,800
Less: current portion	-	(2,611,800)
	3,160,000	3,160,000

During the three months ended March 31, 2005, the Company disposed of its remaining interest in Lumina Copper Corp., being 220,400 shares and 500,000 warrants, for net proceeds of $3,247,996. The Company recognized a gain of $636,196 on this disposal.

3. Mining Claims and Deferred Exploration

	March 31, 2005	Dec. 31, 2004
	$	$
Diamante Azul, Bolivia	**103,012**	103,012
Dragoon, U.S. *(note 8)*	**199,925**	170,459
Escalones, Chile (c)	**237,313**	186,943
Gold Coin, U.S.	**228,986**	221,450
Gold Hill, U.S.	**135,428**	116,954
Laurani, Bolivia	**183,672**	166,251
Malku Khota, Bolivia (b)	**252,711**	227,378
Markham Wash, U.S.	**275,909**	246,922
Monitor, U.S. (a)	**228,191**	254,505
Oro, U.S.	**170,837**	146,641
Mongolian properties	**36,553**	36,332
	2,052,537	1,876,847

(a) During the three months ended March 31, 2005, the Company entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona. Under the terms of the option agreement, TCAI has the exclusive rights to initially earn a 51% interest in the Monitor property by incurring expenditures and making annual payments over the five year option period.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,000,000 on the Monitor property within five years, of which US$250,000 is a guaranteed commitment in the first year. In addition, the agreement calls for cash option payments of US$35,000 on signing (paid) and US$50,000 per year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study.

(b) During the three months ended March 31, 2005, the Company entered into an agreement with Apex Silver Mines Ltd. (Apex) and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX), whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia. Under the terms of the agreement, SILEX has the exclusive rights to initially earn a 51% interest in the Malku Khota property by incurring expenditures and making annual payments over the five year and nine month earn-in period.

To complete its initial earn-in to 51%, SILEX must incur expenditures of US$4,000,000 on the Malku Khota property within five years and nine months, of which US$250,000 is a guaranteed commitment in the first nine months. In addition, the agreement calls for payments of US$75,000 on or before nine months of signing the agreement and an aggregate total of a further US$175,000 over the next three years to maintain the option.

Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest (for an aggregate 70% interest) by expending a further US$7,000,000.

(c) During the three months ended March 31, 2005, the Company entered into a letter agreement with Minera Aurex (Chile) Limitada (Aurex), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile. Under the terms of the agreement Aurex has the exclusive rights to initially earn a 60% interest in the Escalones property by incurring expenditures and making annual payments over the five year earn-in period.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex will carry out an Induced Polarization (IP) geophysical survey of the property and must pay the Company US$10,000 before June 1, 2005. Thereafter, Aurex must expend a minimum of US$500,000 per year and pay the Company a total additional US$250,000 in five equal annual instalments to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an initial 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

4. Capital Stock

	Number of Common Shares	Amount
		$
Balance, December 31, 2004 and March 31, 2005	8,937,577	60,694,234

Stock options

During the three months ended March 31, 2005, the Company did not grant any stock options under the terms of its Stock Option Plan.

The following table summarizes information about stock options outstanding as at March 31, 2005.

	Options outstanding			Options exercisable	
Range of exercise price	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$			$		$
0.85 to 5.00	702,000	4.0	1.66	702,000	1.66
5.01 to 10.00	45,000	0.6	10.00	45,000	10.00
10.01 to 20.00	-	-	-	-	-
20.01 to 30.00	40,000	0.6	27.50	-	-
0.85 to 30.00	787,000	3.6	3.45	747,000	2.16

Share warrants

The following table summarizes information about warrants outstanding and exercisable at March 31, 2005.

Warrants	Exercise Price	Expiry
	$	
2,000,000	3.75	December 11, 2006
2,393,000	1.54 to 2.05	June 25, 2008
4,393,000		

5. Related Party Transactions

During the three months ended March 31, 2005, legal fees totaling $33,761 (2004 - $13,315) were charged by a legal firm in which a director is a partner. As at March 31, 2005 an amount of $21,662 remained as an account payable.

6. Segmented Information

The Company's operations are limited to the mining sector. Geographic segmented information as at March 31, 2005 and December 31, 2004 includes:

Identifiable Assets	**March 31, 2005**	December 31, 2004
	$	$
Canada	**8,364,235**	4,349,482
United States	**1,305,433**	1,233,983
Bolivia	**586,416**	552,916
Chile	**290,313**	218,709
Caribbean	**3,470,612**	7,527,147
Other	**97,127**	46,918
Total Assets	**14,114,136**	13,929,155

7. Commitment

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

	$
year ending December 31, 2005	14,600
year ending December 31, 2006	20,000
year ending December 31, 2007	6,800

8. Subsequent Event

Subsequent to March 31, 2005, the Company entered into a letter agreement with BHP Billiton whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon porphyry copper property located in southern Arizona. Under the terms of the agreement, BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over the five year earn-in period.

To complete its initial earn-in to 51%, BHP Billiton must incur expenditures of US$3,000,000 on the Dragoon property within five years, of which US$100,000 is a guaranteed commitment in the first year. In addition, the agreement calls for payments of US$50,000 on or before 13 months of the effective date of the agreement and an aggregate total of a further US$200,000 over the next four years to maintain the option. Upon completing the initial earn-in, BHP Billiton may elect to earn an additional 9% interest (for an aggregate 60% interest) by expending a further US$1,000,000. BHP Billiton may also increase its interest by a further 10% to a total of 70% by completing a feasibility study or spending at least US$15,000,000 on a feasibility study.


GENERAL MINERALS
GMC
CORPORATION

General Minerals Corporation

880-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: generalminerals.com

Printed in Canada

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Ralph G. Fitch, Chairman, President and Chief Executive Officer of General Minerals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **General Minerals Corporation**, (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2005



Ralph G. Fitch
Chairman, President and Chief Executive Officer



Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, William D. Filtness, Chief Financial Officer of General Minerals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **General Minerals Corporation,** (the issuer) for the interim period ending **March 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 13, 2005



William D. Filtness
Chief Financial Officer

CIBC Mellon Trust Company 

May 16, 2005

ddoran@generalminerals.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 16, 2005:

X Proxy

X Notice of Meeting/Information Circular

X MD & A

X Annual Report for the Fiscal Year Ended December 31, 2004

X Annual Financial Statement for the Fiscal Year Ended December 31, 2004

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_GeneralMinerals

CIBC Mellon Trust Company 

May 13, 2005

ddoran@generalminerals.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on May 13, 2005:

X Interim Report for the Three Months Ended March 31, 2005

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_GeneralMineralsInterim

320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com

GENERAL MINERALS CORPORATION

Dear Shareholder:

As a non-registered shareholder of General Minerals Corporation, you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/investorinquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements

Our Company Code Number is 2472A

REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for General Minerals Corporation and send me their financial statements as indicated below:

Interim Financial Statements ☐

Annual Financial Statements ☐

(Please Print)

Name ____________________

Address ____________________

____

____

Postal Code/Zip Code ____________________

2472ASUPP

NOTE: Do not return this card by mail if you have submitted your request online.



CIBC Mellon Trust Company #110
P.O. Box 32718
Detroit MI 48232-9890



POSTAGE WILL BE PAID BY ADDRESSEE

BUSINESS REPLY MAIL

FIRST CLASS MAIL PERMIT NO. 110 DETROIT, MICHIGAN

NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES



GENERAL MINERALS CORPORATION

MATERIAL CHANGE REPORT

Pursuant to: Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1. **Reporting Issuer**

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. **Date of Material Change**

April 28, 2005

Item 3. **Press Release**

A press release was issued on April 28, 2005 and filed with the Toronto Stock Exchange.

Item 4. **Summary of Material Change**

General Minerals Corporation ("GMC") has entered into an agreement with BHP Billiton, whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon porphyry copper property located in southern Arizona.

Item 5. **Full Description of Material Change**

GMC announced that it has entered into an agreement with BHP Billiton, whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon property by completing certain exploration expenditures, making payments to GMC and completing or spending at least US$15,000,000 on a feasibility study. GMC has completed initial exploration on the property which indicates that many of the characteristics of a porphyry copper system are present and through geophysics, geology and geochemistry has developed target concepts.

Under the terms of the agreement, BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over a five year earn-in period. To complete its initial earn-in to 51%, BHP

Billiton must incur expenditures of US$3,000,000 on the Dragoon property within five years, of which US$100,000 is a guaranteed commitment in the first year. BHP Billiton must pay GMC US$50,000 on or before 13 months of the effective date of the agreement and an aggregate total of a further US$200,000 over the next four years to maintain the option. Upon completing the initial earn-in, BHP Billiton may elect to earn an additional 9% interest for a total of 60% by expending a further US$1,000,000 for a total expenditure of US$4,000,000. BHP Billiton may also increase its interest by a further 10% to a total of 70% by completing a feasibility study or spending at least US$15,000,000 on a feasibility study.

The Dragoon property contains areas of exposed "leached cap" in the southern portion of the property that, to GMC's knowledge, have never been drilled and a larger adjoining area of porphyry related rocks buried beneath valley fill and other cover rocks drilled by Kennecott and Noranda. Geologically speaking, the leached cap is significant and can overlie enriched copper mineralization. Both Noranda and Kennecott drilled into a leached cap environment in the adjoining down faulted block intersecting altered porphyry related rocks with minor mineralization. This limited drilling and GMC's follow up exploration demonstrate the potential for porphyry copper mineralization which will be further defined by GMC's incoming partner, BHP Billiton.

Item 6. Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)

This report is not being filed on a confidential basis.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Senior Officers

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Denver, Colorado this 2nd day of May, 2005.

GENERAL MINERALS CORPORATION

Per: //Ralph G. Fitch//
Ralph G. Fitch
Chairman, President and Chief Executive Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

GENERAL MINERALS CORPORATION


GENERAL MINERALS
GMC
CORPORATION

FOR IMMEDIATE RELEASE: 05-04

General Minerals Corporation Announces Fourth Property Agreement and Options Dragoon Porphyry Copper Prospect in Arizona to Major Resources Company

April 28, 2005

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it has entered into a letter agreement with BHP Billiton, whereby BHP Billiton can earn up to a 70% joint venture interest in the Dragoon property by completing certain exploration expenditures, making payments to GMC and completing or spending at least US$15,000,000 on a feasibility study. The Dragoon porphyry copper prospect is located in southern Arizona approximately 60 miles east-south-east of Tucson. GMC has completed initial exploration on the property which indicates that many of the characteristics of a porphyry copper system are present and through geophysics, geology and geochemistry has developed target concepts.

Under the terms of the agreement BHP Billiton has the exclusive right to initially earn a 51% interest in the Dragoon property by incurring expenditures and making annual payments over a five year earn-in period. To complete its initial earn-in to 51%, BHP Billiton must incur expenditures of US$3,000,000 on the Dragoon property within five years of which US$100,000 is a guaranteed commitment in the first year. BHP Billiton must pay GMC US$50,000 on or before 13 months of the effective date of the agreement and an aggregate total of a further US$200,000 over the next four years to maintain the option. Upon completing the initial earn-in, BHP Billiton may elect to earn an additional 9% interest for a total of 60% by expending a further US$1,000,000 for a total expenditure of US$4,000,000. BHP Billiton may also increase its interest by a further 10% to a total of 70% by completing a feasibility study or spending at least US$15,000,000 on a feasibility study.

The Dragoon property contains areas of exposed "leached cap" in the southern portion of the property that to GMC's knowledge have never been drilled and a larger adjoining area of porphyry related rocks buried beneath valley fill and other cover rocks drilled by Kennecott and Noranda. Geologically speaking, the leached cap is significant and can overlie enriched copper mineralization. Both Noranda and Kennecott drilled into a leached cap environment in the adjoining down faulted block intersecting altered porphyry related rocks with minor mineralization. This limited drilling and GMC's follow up exploration demonstrate the potential for porphyry copper mineralization which will be further defined by GMC's incoming partner, BHP Billiton.

The Qualified Person supervising this project was Mr. R.G. Fitch, President of the Company, assisted by Dr. Jacob Skokan, consulting geophysicist.

Ralph Fitch, President and CEO of GMC, stated, "With today's announcement on Dragoon we are very pleased to have four agreements in place on our properties with recognized leading companies in the mining industry. Three of the companies, BHP Billiton, Phelps Dodge, and Teck Cominco, are recognized internationally for their expertise in the base metals and Apex Silver is a well recognized silver company. We are particularly pleased to have attracted BHP Billiton to our Dragoon property. BHP Billiton is one of the world's largest copper producing company's and brings

a wealth of expertise in exploration and development of copper properties to the joint venture. We feel very fortunate to have these four companies as partners. Phelps Dodge, Teck Cominco and Apex Silver have already started their exploration programs at the Escalones porphyry copper property in Chile, the Monitor porphyry copper property in Arizona and at the Malku Khota silver property in Bolivia, respectively. We will announce results of their exploration as they become available."

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has six properties in the US, two in Bolivia and one in Chile. The target mineralization is copper, silver and gold. Four of these properties are now under option to other mining companies. The Company also assists other groups of entrepreneurial geologists through equity investment to form companies and develop early stage exploration projects with discovery potential. Two of these companies, Foundation Resources Ltd. and Afghan Minerals Inc., were established in 2004 where the primary country focus has been in Mongolia and Afghanistan, respectively.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com


GENERAL MINERALS
GMC
CORPORATION

April 27, 2005

BHP Minerals International Exploration Inc.
1360 Post Oak Boulevard
Houston, Texas, USA, 77050

Dear Sirs:

Re: Dragoon Property, Arizona USA

Further to your recent discussions and correspondence with General Minerals Corporation ("**GMC**") this letter (the "**Letter Agreement**") will serve to confirm and document the agreement among GMC, a Delaware Corporation, its indirect, wholly-owned subsidiary, Arizona General Minerals LLC. ("**AGMLLC**"), collectively "**GMCAGM**" and BHP Minerals International Exploration Inc. ("**BHPM**"), a Delaware Corporation, with respect to the mineral interests. The "**Property**" currently consists of the Existing Property as described in Schedule A and will include (i) the Pending BLM Claims as soon as they are filed with the Bureau of Land Management ("**BLM**"), and (ii) the Pending State Leases as soon as AGMLLC receives approval for them from the State of Arizona. The Pending BLM Claims and the Pending State Leases are all more particularly described as the "**Pending Property**" in Schedule B.

The terms of our agreement are as follows:

1. **Grant of Right to Acquire Property**: GMC and AGMLLC hereby grant to BHPM the sole and exclusive right, but not the obligation (the "**Acquisition Right**"), to earn an undivided 51% interest in the Property by satisfying the requirements set forth in Section 2 hereof within the time limits provided therein, and the further sole and exclusive right to earn an additional 19% interest in the Property (for an aggregate interest of 70%) by satisfying the requirements set forth in Section 6 and an additional right to earn a further 5% interest for a total of 75% in the Property if GMC makes certain elections as set out in paragraph 6(f).

2. **Initial Earn-In Terms**: If BHPM incurs Exploration and Development Expenditures (as defined below) on or for the benefit of the Property in the amounts and within the time limits set forth in paragraph 2(a), and makes all of the Periodic Payments (as defined below) in

the amounts and within the time limits set forth in paragraph 2(b), BHPM shall have earned an undivided 51% interest in the Property. The time period outlined in paragraph 2(a) below running from the Effective Date through the fourth anniversary of the Initial Payment Date shall be referred to hereinafter as the "**Earn-In Period**." To earn an undivided 51% interest in the Property, BHPM must during the Earn-In Period:

(a) incur or accrue expenditures in respect of the exploration and development of the Property ("**Exploration and Development Expenditures**") aggregating US$3,000,000 in accordance with the following schedule:

(i) US$100,000, on or before the date that is twelve months from the Effective Date (the "**Initial Payment Date**"), it being agreed that if Expenditures in this period do not aggregate at least US$100,000, BHPM shall pay any shortfall to GMC in cash not more than 15 days after the Initial Payment Date;

(ii) at least US$250,000 during the period beginning on the Initial Payment Date and ending on the first anniversary of the Initial Payment Date;

(iii) at least US$250,000 during the period beginning on the first anniversary of the Initial Payment Date and ending on the second anniversary of the Initial Payment Date;

(iv) at least US$250,000 during the period beginning on the second anniversary of the Initial Payment Date and ending on the third anniversary of the Initial Payment Date;

(v) such additional amount on or before the fourth anniversary of the Initial Payment Date so that the aggregate Exploration and Development Expenditures from the Effective Date through such date are at least US$3,000,000; and

(b) make periodic payments ("**Periodic Payments**") aggregating US$250,000 to GMC in accordance with the following schedule:

(i) US$50,000 within 30 days following the Initial Payment Date;

(ii) an additional US$50,000 on or before the first anniversary of the Initial Payment Date;

(iii) an additional US$50,000 on or before the second anniversary of the Initial Payment Date;

(iv) an additional US$50,000 on or before the third anniversary of the Initial Payment Date; and

(v) an additional US$50,000 on or before the fourth anniversary of the Initial Payment Date.

If, however, BHPM accelerates the schedule for the completion of an aggregate of US$3,000,000 in Exploration and Development Expenditures (which BHPM may choose to do in its sole discretion), BHPM must pay the entire amount of remaining Periodic Payments owed to GMC in order to exercise the Acquisition Right.

(c) Exploration and Development Expenditures incurred or accrued by BHPM in excess of the minimum amounts set forth in each of the periods referred to in paragraphs 2(a)(i)-(vi) may be carried forward as a credit to be applied to the requirement for any subsequent period; and

(d) All of the Exploration, Development and Related Work (as defined in Section 9) which may be performed by BHPM shall be performed in accordance with good industry practices, but the timing, nature, manner and extent of any exploration, development or any other operations or activities hereunder shall be in the sole discretion of BHPM, and there shall be no implied covenant to begin or continue any such operations or activities.

3. **"Exploration and Development Expenditures"** means all costs or fees, payments (excluding Periodic Payments), expenses, liabilities and charges paid, incurred, made or accrued by or on behalf of BHPM which are related to Exploration, Development and Related Work (as defined in Section 9) conducted during the Earn-In Period, including without limitation:

(a) All costs and expenses incurred in conducting exploration and prospecting activities on or in connection with the Property, including, without limitation, the preparation of feasibility studies, the active pursuit of required federal, state or local authorizations or permits and the performance of required environmental protection or reclamation obligations, the building, maintenance and repair of roads, drill site preparation, drilling, tracking, sampling, trenching, digging test pits, shaft sinking, acquiring, diverting and/or transporting water necessary for exploration, logging of drill holes and drill core, completion and evaluation of geological, geophysical, geochemical or other exploration data and preparation of interpretive reports, and surveying and laboratory costs and charges (including assays or metallurgical analyses and tests);

(b) All expenses incurred in conducting development activities on or in connection with the Property, including, without limitation, the active pursuit of required federal, state or local authorization or permits and the performance of required environmental protection or reclamation obligations, pre-stripping and stripping, the construction and installation of a mill, leach pads or other beneficiation facilities for valuable minerals, and other activities, operations or

work performed in preparation for the removal of valuable minerals from the Property;

(c) All costs incurred by BHPM in acquiring mineral interests and interests in real property wholly or partially within the Area of Interest, as described in Section 27, including costs and expenses incurred by BHPM in conducting negotiations and due diligence, attorneys' fees, and all moneys paid by BHPM in acquiring and holding such property interests, including any underlying agreements;

(d) All costs incurred in performing any reclamation or other restoration or clean-up work required by any federal, state or local agency or authority, and all costs of insurance obtained or in force to cover activities undertaken by or on BHPM's behalf on the Property;

(e) Salaries, wages, expenses and benefits of BHPM's employees or consultants or contractors engaged in operations relating to the Property, including customary and reasonable salaries and fringe benefits of those who are temporarily assigned to and employed on work relating to the Property for the periods of time such employees are engaged in such activities and reasonable transportation expenses for all such employees to and from their regular place of work to the Property;

(f) All costs incurred in connection with the preparation of pre-feasibility studies or feasibility studies and economic and technical analyses pertaining to the Property, whether carried out by BHPM or by third parties under contract with BHPM or any affiliate or subsidiary entity;

(g) Taxes and assessments, other than income taxes, assessed or levied upon or against the Property or any improvements thereon situated thereon for which BHPM is responsible or for which BHPM reimburses AGMLLC or GMC;

(h) Costs of material, equipment and supplies acquired, leased or hired, for use in conducting exploration or development operations relating to the Property; provided, however, that equipment owned and supplied by BHPM shall be chargeable at rates no greater than comparable market rental rates available in the area of the Property;

(i) Costs and expenses of establishing and maintaining field offices, camps and housing facilities;

(j) Costs incurred in holding and maintaining the Property in good standing, including monies expended as required to comply with applicable laws and regulations, such as for the completion and submission of assessment work and filings required in connection therewith; and

(k) Costs incurred by BHPM in examining and curing title to any part of the Property or any mineral interest or interest in real property within the Area of Interest, in maintaining the Property or any mineral interest or interest in real property within the Area of Interest, in making or reimbursing GMCAGM for required payments or performing other required obligations under the Underlying Agreement (as defined in Section 8), in satisfying surface use or damage obligations to landowners, or in conducting any analyses of the environmental conditions at the Property.

A charge for supervision, management and administration, including office overhead, of ten percent (10%) of the forgoing costs (excluding Periodic Payments) will be included as Exploration and Development Expenditures, except that with respect to the costs of any one contract or invoice with a third party where the amount paid under such contract exceeds $250,000, the charge shall be limited to five percent (5%).

4. **Statements of Expenditures**:

(a) BHPM shall deliver to GMC by no later than 60 days after each of the dates set out in paragraph 2(a) an itemized statement of Exploration and Development Expenditures incurred or accrued during such period and GMC shall have 30 days from delivery of such statement to question the accuracy thereof in writing. If GMC questions the accuracy of any statement and GMC and BHPM cannot agree on such statement within 30 days after delivery by GMC of a notice questioning the accuracy of such statement, the matter shall be referred to an independent third party mutually agreeable to GMC and BHPM for final determination, which determination shall be final and conclusive and binding on the parties. All fees and expenses of such an independent third party shall be borne equally by GMC and BHPM, except if it is shown that BHPM has overstated Exploration and Development Expenditures by greater than 5% (five percent), in which case BHPM will pay the fees and expenses of such independent third party;

(b) If BHPM elects not to incur the required minimum amount of Exploration and Development Expenditures during any of the periods set forth in paragraphs 2(a)(i)-(vi) but desires to keep this Letter Agreement in full force and effect, or if pursuant to paragraph 4(a) it is determined that at least the minimum amount of required Exploration and Development Expenditures has not been incurred or accrued during any such period, then, in order to maintain its interest in this Letter Agreement, BHPM shall be required to pay the amount of any agreed-upon deficiency to GMC, within 30 days after the parties reach agreement as to the amount of the deficiency. If BHPM is precluded from timely completion during any annual period of any or all of the required Exploration and Development Expenditures set forth above, due to any event of force majeure, the time periods for incurring those minimum amounts of Exploration and Development Expenditures shall be extended for a period of

time equal to that of the delay(s), provided that under no circumstances shall the Earn-In Period extend beyond March 13, 2015;

The term "**force majeure**," as employed herein, shall mean acts of God, strikes, lockouts or other industrial disturbances, unavoidable accidents, uncontrollable delays in transportation, inability to obtain necessary materials in the open market, any state or federal laws, regulations or requirements (expressly including inability to timely obtain, after diligent efforts, necessary governmental approvals, licenses and permits on terms reasonably acceptable to BHPM or the imposition of material new requirements for approvals, licenses or permits that did not exist on the Effective Date), actions taken by environmental or other non-governmental groups or organizations, or other matters beyond the reasonable control of BHPM, whether similar to matters specifically enumerated above or not; provided, however, that performance shall be resumed within a reasonable period of time after such cause has been removed; and provided further that BHPM shall not be required against its will to adjust any labour dispute or to question the validity of or to refrain from judicially testing the validity of any state or federal order, regulation or law.

5. **Termination**:

(a) Other than the obligation to incur at least US$100,000 in Exploration and Development Expenditures during the twelve-month period referred to in paragraph 2(a)(i), which is a firm commitment of BHPM (unless BHPM terminates this Letter Agreement as a result of a breach by GMC or AGMLLC of any of their respective representations, warranties or covenants in this Letter Agreement in which case BHPM shall have no such obligation), BHPM shall have no obligation to incur any Exploration and Development Expenditures and, at its sole discretion, shall have the right to terminate this Letter Agreement (and its right to earn an interest in the Property) at any time during the Earn-In Period. Such termination shall be effective on receipt of written notice of the same by GMC. On termination, BHPM will ensure that all Property including underlying agreements are fully paid for the twelve months following termination and will quitclaim all of its interest in lands within the Area of Interest to GMCAGM and will provide to GMC all non-interpretive and non-proprietary data collected and pertaining to the Property in both paper and digital form, including but not limited to geochemical, geophysical, geological, metallurgical, environmental and engineering data. BHPM makes no representation or warranty as to the accuracy, reliability or completeness of any data and information provided pursuant to this paragraph 5(a), and GMC and AGMLLC shall rely on the same at their sole risk. However, BHPM will make a diligent effort to provide accurate information to GMC or AGMLLC;

(b) If BHPM fails to incur Exploration and Development Expenditures in the amounts within and the time limits set forth in paragraph 2(a), and fails to make up any deficiencies in accordance with the provisions of paragraph 4(b), or if

BHPM fails to make the Periodic Payments in the amounts and within the time limits set forth in paragraph 2(b), GMC shall provide written notice of such failure to BHPM. BHPM shall have thirty (30) days after the receipt of said notice (or in the event BHPM disputes the existence of such a default, thirty (30) days after the entry by a court of competent jurisdiction of a final judgment finding such a default) within which either to cure such specified defaults, or to undertake diligent efforts to cure the same. In the event of such a cure by BHPM, this Letter Agreement shall continue in full force and effect as though no default had occurred. In the event such curative action is not so completed within the applicable 30-day period, GMC may elect to terminate this Letter Agreement by notice to BHPM as provided in Section 14. If BHPM is precluded from timely completion of a curative action due to any event of force majeure, the time periods for completion shall be extended for a period of time equal to that of the delay(s);

(c) In the event of termination of this Agreement pursuant to paragraph 5(a) or 5(b), BHPM shall have no obligation to make any additional Periodic Payments or to incur any additional Exploration and Development Expenditures and no further obligations or liability to GMC or AGMLLC whatsoever, other than (i) the obligation to reclaim the surface of the Property in accordance with paragraph 9(h) (for which GMCAGM agrees to grant BHPM such access following termination as is reasonably necessary) and to return the Property free and clear of all liens and encumbrances arising from BHPM's activities in respect thereof and to ensure the Property is in good standing for the twelve months following the effective date of such termination, and (ii) the obligations set forth in Section 10. In the event of such termination, GMC and AGMLLC shall retain their obligations set forth in paragraph 9(f) and Section 10. In the event of such termination, GMC and AGMLLC expressly agree that BHPM shall not be liable for any actual, incidental or consequential or punitive damages, or lost profits, incurred by either GMC or AGMLLC as a result of BHPM's election not to or failure to (i) incur all or any part of the required amount of Exploration and Development Expenditures or (ii) exercise the Acquisition Right;

(d) The parties agree that, in addition to its right to terminate this Letter Agreement in its entirety at any time, with respect to the specific mineral rights listed on Schedule "B", at any time during the term of this Letter Agreement, BHPM may in its sole discretion elect to terminate its interest under this Letter Agreement in one or more of those mineral rights by giving GMC 30 days notice. In that event, the mineral rights identified in a notice from BHPM to GMC will no longer be deemed to comprise a portion of the Property for any purposes under this Letter Agreement, and BHPM shall have no further liabilities or obligations (other than those that have accrued hereunder prior to the effective date of such termination) with respect to those mineral rights. An election by BHPM to terminate its interest in some but less than all of the mineral rights pursuant to this Section 5 shall be effective upon BHPM

providing written notice of such election to GMC. If BHPM drops any mineral rights from the Letter Agreement pursuant to this Section 5, the Periodic Payment requirements set forth in paragraph 2(b) and the Exploration and Development Expenditure requirements set forth in paragraph 2(a) shall remain unchanged.

6. **Formation of Joint Venture**: Once BHPM has earned an undivided 51% interest in the Property by satisfying the requirements of Section 2, GMCAGM and BHPM shall be deemed to form a joint venture (the "**Joint Venture**"), or such other business arrangement as may be recommended by counsel to each party, for the further exploration and development of the Property, with each party's initial undivided interest in the Joint Venture ("**Participating Interest**") or other business arrangement at the time of formation being BHPM as to 51% and GMCAGM as to 49%. BHPM shall be the Manager of the Joint Venture and shall be compensated with a customary management fee as agreed to in the joint venture agreement. Such fee shall not be in addition to an overhead charge as contemplated in Section 3. A joint venture agreement shall be entered into by the parties effective as of the date BHPM exercises the Acquisition Right, which agreement shall supersede this Letter Agreement and shall be negotiated in good faith, using the Rocky Mountain Mineral Law Foundation Form 5 and Form 5A ("**Form 5A**") (and collectively both forms referred to as "**Forms 5 and 5A**") as models, or such other form of joint venture agreement customarily used in the Canadian mining industry, and providing specifically for the following:

(a) notwithstanding any provision contained in the joint venture agreement, all costs and expenditures of the Joint Venture shall be borne exclusively by BHPM from the date on which the Joint Venture is formed until the earlier of (i) the date on which BHPM has incurred an additional US$1,000,000 for a total of US$4,000,000 of Exploration and Development Expenditures to acquire an additional 9% Participating Interest for a total of 60% Participating Interest in the Joint Venture, (ii) the date BHPM provides notice to GMC that BHPM has elected not to earn an additional 9% Participating Interest, and (iii) the date that is six years after the Effective Date. No adjustment to either party's Participating Interest shall be made unless BHPM completes the additional expenditures within time frame specified;

(b) if BHPM has incurred an additional US$1,000,000 in Exploration and Development Expenditures on or before the date that is six years after the Effective Date (including at least US$250,000 in Expenditures in each year, deficiencies in which may be made up by BHPM in accordance with the provisions of paragraph 4(b), and excess amounts of which may be carried over into subsequent years), subject to the extension of that time period as a result of the events of force majeure, BHPM will be deemed to have acquired a 60% Participating Interest and GMCAGM's Participating Interest shall be reduced to 40%;

(c) if BHPM has not incurred the additional expenditures set out in paragraph 6 (a) or has elected not to sole fund additional expenditures to earn a 60%

Participation Interest on or before the date that is six years after the Effective Date -(including at least US$250,000 in Expenditures in each year, deficiencies in which may be made up by BHPM in accordance with the provisions of paragraph 4(b), and excess amounts of which may be carried over into subsequent years), subject to the extension of that time period as the result of events of force majeure, BHPM will continue to hold a 51% Participating Interest on such date and GMCAGM will retain a 49% Participating Interest and both parties shall fund their share of approved Budgets and Programs according to the provisions of the joint venture agreement;

(d) notwithstanding any provision contained in the joint venture agreement, all costs and expenditures of the Joint Venture shall be borne exclusively by BHPM from the date on which BHPM completes its earn in to a 60% Participating Interest until the earlier of (i) the date on which BHPM has incurred such additional expenditures necessary to complete a feasibility study ("**Feasibility**") (including without limitation Exploration and Development Expenditures incurred during the Earn-In Period), mining expenditures, and any other related expenditures (collectively "**Expenditures**") on or for the benefit of the Property, or has incurred additional expenditures of US$15,000,000 on a feasibility study, (ii) the date BHPM provides notice to GMC that BHPM has elected not to complete a Feasibility or elected not to incur US$15,000,000 on a feasibility study, and (iii) the date that is eight years after the Effective Date (the "**Carried Term**"). No adjustment to either party's Participating Interest shall be made during the Carried Term;

(e) if BHPM has not completed a Feasibility or has not incurred US$15,000,000 on a feasibility study or has elected not to complete a Feasibility to earn a 70% interest on or before the date that is eight years after the Effective Date (including at least US$250,000 in Expenditures in each year, deficiencies in which may be made up by BHPM in accordance with the provisions of paragraph 4(b), and excess amounts of which may be carried over into subsequent years), subject to the extension of that time period as the result of events of force majeure, BHPM will continue to hold a 60% Participating Interest on such date and GMCAGM will retain a 40% Participating Interest and both parties shall fund their share of approved Budgets and Programs according to the provisions of the joint venture agreement;

(f) if BHPM has completed a Feasibility or has incurred an additional US$15,000,000 on a feasibility study on or before the date that is eight years after the Effective Date-(including at least US$250,000 in Expenditures in each year, deficiencies in which may be made up by BHPM in accordance with the provisions of paragraph 4(b), and excess amounts of which may be carried over into subsequent years), BHPM will be deemed to have acquired a 70% Participating Interest and GMCAGM's Participating Interest shall be reduced to 30%. If BHPM acquires a 70% Participating Interest through the additional expenditure of US$15,000,000 on a feasibility study and the Feasibility

requires further funding to be completed, GMC and AGMLLC (collectively) may request that BHPM complete the Feasibility at no cost to GMCAGM for an additional 5% Participating Interest, for a total of 75%. Thereafter, each of GMCAGM and BHPM will be obligated to contribute their pro rata share of Expenditures in respect of the Property in order to maintain their respective Participating Interest. If either party fails to contribute its pro rata share of Expenditures, such party's Participating Interest shall be correspondingly diluted. If either party's Participating Interest is diluted to 10% or less, such interest shall automatically convert into a 2% Net Smelter Royalty (as defined in Schedule "C" hereto);

(g) BHPM's Initial Contribution to the Joint Venture will be deemed to be equal to the actual amount of BHPM's Exploration and Development Expenditures incurred during the Earn-In Period plus additional Expenditures incurred by BHPM through the date that is eight years after the Effective Date, and the amount of GMCAGM's Initial Contribution will be determined based on the following formula (where GMCAGM's contribution equals x):

$$\frac{51\%}{49\%} = \frac{\text{[Amount of BHPM's Exploration and Development Expenditures and additional Expenditures]}}{X}$$

The fraction set forth above shall be 60%/40% once BHPM has incurred an additional US$1,000,000 in Exploration and Development Expenditures pursuant to paragraph 6(b), or 70%/30% or 75%/25% (for Equity Account purposes) if BHPM has completed a Feasibility on or before the date that is eight years after the Effective Date, and the Participants will take such actions as are reasonably necessary to make the Capital Account balances reflect BHPM's additional Expenditures made to earn the 60%, 70% or 75% Participating Interest (as the case may be).

(h) If either Participant elects to participate less than fully or not at all in a proposed Program and Budget, the standard dilution formula set forth in paragraph 9.5(b)(i) of Form 5A will apply. Actual dilution will be subject to recalculation or restoration of reduced interest based on actual expenditures as set forth in Section 9.6 of Form 5A. If a Participant defaults in contributing to an approved Program and Budget, then, among the remedies available to it, the non-defaulting Participant may choose to have the defaulting Participant's Participating Interest reduced in accordance with the standard dilution formula plus a penalty of an additional 25% of the difference between the pre-dilution interest and the post-dilution interest of the defaulting Participant (if the default occurs with respect to an approved Program and Budget which covers primarily exploration activities), or to have the defaulting Participant forfeit its entire interest in the Joint Venture (if the default occurs with respect to an approved

Program and Budget which covers primarily development and/or mining activities), in which case the defaulting Participant shall have the right to recover from 2% Net Smelter Royalty an amount equal to the positive balance in the defaulting Participant's Equity Account;

(i) The Participants agree to make the same representations and warranties set forth in Sections 7 and 8 below, effective as of the effective date of the joint venture agreement. The Participants agree that each of them shall be responsible for their share of liabilities and obligations of the Joint Venture (including without limitation Environmental Liabilities and obligations), equivalent to their Participating Interests in the Joint Venture at the time such obligations or liabilities are incurred or accrued, notwithstanding any subsequent reduction or conversion of their Participating Interests, unless such obligations are due to gross negligence or wilful misconduct on the part of the Manager, in which case the other Participant shall have no liability;

(j) All capitalized terms used in this Section 6 and not defined herein will have the meaning ascribed to them in Forms 5 and 5A; and

(k) Promptly after the receipt of BHPM's notice of exercise of the Acquisition Right, GMCAGM will execute and deliver, or cause to be executed or delivered, conveyances of an undivided 51% interest in the Property to BHPM, or, if appropriate under applicable law, conveyances of the Property to BHPM as Manager of the Joint Venture, to hold the Property in trust for the Participants during the term of the Joint Venture. The parties agree to cooperate to attempt to structure these or similar transactions in such a manner as to be non-taxable. The parties agree that with respect to any failure or refusal by GMCAGM to deliver those conveyances, BHPM shall be entitled to pursue the remedy of specific performance, as well as any legal or equitable rights or remedies available to it. Until the joint venture agreement is executed and delivered, the parties agree that they will be legally bound by the provisions of this Section 6.

7. **Corporate Representations and Warranties**: BHPM, on the one hand, and GMC and AGMLLC (collectively), on the other hand, represents and warrants to the other that:

(a) It is a corporation duly organized, validly existing, and in good standing under the laws of its country, state or province of incorporation;

(b) It has the requisite power and authority (i) to enter into this Letter Agreement and all other agreements contemplated hereby, and (ii) to carry out and perform its obligations under the terms and provisions of this Letter Agreement and all agreements contemplated hereby; and

(c) All requisite corporate action on its part, and on the part of its officers, directors, and shareholders, necessary for the execution, delivery, and performance by it of this Letter Agreement and all other agreements

contemplated hereby, have been taken. This Letter Agreement and all agreements and instruments contemplated hereby are, and when executed and delivered by it (assuming valid execution and delivery by the other parties hereto), will be, legal, valid, and binding obligations of it enforceable against it in accordance with their respective terms. The execution, delivery and performance by it of this Letter Agreement will not violate any provision of law; any order of any court or other agency of government; or any provision of any indenture, agreement or other instrument to which it is a party or by which its properties or assets are bound; or be in conflict with, result in a breach of or constitute (with due notice and lapse of time) a default under any such indenture, agreement or other instrument. There is no law, rule or regulation, nor is there any judgment, decree or order of any court or governmental authority binding on it which would be contravened by the execution, delivery, performance, or enforcement of this Letter Agreement or any instrument or agreement required hereunder. Notwithstanding the foregoing, no representation is made as to (i) the remedy of specific performance or other equitable remedies for the enforcement of this Letter Agreement or any other agreement contemplated hereby or (ii) rights to indemnity under this Letter Agreement for securities law liability. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

8. **Additional Representations, Warranties and Covenants of GMC and AGMLLC**:

GMC and AGMLLC, jointly and severally, hereby represent and warrant to BHPM that:

(a) GMCAGM holds an undivided 100% interest in the Lease Agreement between GMC and Sterling Exploration Ltd. dated November 15, 2002 as amended on March 1, 2003, March 10, 2003 and March 26, 2003 (the "**Underlying Agreement**") and 100% in certain claims, state leases and applications for claims and state leases described in Schedule A, Schedule B and Exhibit A. All payments required to be made and work required to be performed to maintain each of the underlying land holdings in good standing under applicable, rules and regulations through the Effective Date have been timely and properly paid or performed, and neither AGMLLC nor GMC has received or is aware of any notices from any governmental agency or third party raising any issues with respect to title or the validity of the mineral interests. GMC has provided to BHPM true and correct copies of the Underlying Agreement;

(b) the Existing Property and the Pending Property is properly and accurately described in Schedule A, Schedule B and Exhibit A hereto and the Existing Property is in good standing under the laws of the jurisdiction in which it is located, and GMC and AGMLLC will forthwith, after the execution of this

Letter Agreement, file the Pending BLM Claims with the BLM and seek approval for the Pending State Leases from the State of Arizona;

(c) there are no outstanding or pending actions, suits or claims affecting all or any part of the Existing Property or Pending Property;

(d) GMC has made and will continue to make available to BHPM all information in its possession or control relating to work done on or with respect to the Property and Pending Property which could possibly be considered to be materially significant in indicating that the Property and Pending Property might or might not have potential for economic mineralization, including without limitation all records, information and data in its possession or reasonably available to it relating to title to the Property and Pending Property or environmental conditions at or pertaining to the Property and Pending Property, and all maps, assays, surveys, technical reports, drill logs, samples, mine, mill, processing and smelter records, and metallurgical, geological, geophysical, geochemical, and engineering data, and interpretive reports derived therefrom, concerning the Property and Pending Property, and BHPM, at its expense, may copy any such records, information and data that it desires. GMC and AGMLLC make no representation or warranty as to the accuracy, reliability or completeness of any such records, information or data, and BHPM shall rely on the same at their sole risk;

(e) the Underlying Agreement is in good standing, GMCAGM has not taken or omitted to take any actions which constitute or could lead to a default thereunder, and the Underlying Agreement has not been amended or revised, except as described herein;

(f) (i) GMCAGM has conducted all operations on the Existing Property and Pending Property in compliance with applicable federal, state and local laws, rules, and regulations, including Environmental Laws, and there are no outstanding reclamation, restoration or clean-up obligations or liabilities pertaining to the Existing Property or the Pending Property; (ii) to the best of the respective knowledge of GMC and AGMLLC there is no condition or activity at the Existing Property or the Pending Property which constitutes a nuisance or which could result in a violation of or liability under any applicable Environmental Laws (as defined in Schedule "D"), and there have been no releases of Hazardous Materials (as defined in Schedule "D"), from or affecting the Existing Property or the Pending Property other than in accordance with such laws; (iii) by entering into this Letter Agreement they will not be in violation of or cause a default under any oral or written agreement to which either of them is a party, including the Underlying Agreement and each of them has obtained any consents required under any such agreements in order for it to enter into this Letter Agreement; and

(g) GMCAGM shall do all things necessary to assist BHPM to keep the Underlying Agreement in good standing and free and clear of all liens and encumbrances.

9. **Rights and Obligations of BHPM**:

(a) BHPM shall have, and GMCAGM hereby grants, to the extent it is able under applicable laws and regulations, to BHPM, the exclusive right to conduct Exploration, Development and Related Work on the Property during the Earn-In Period. "**Exploration, Development and Related Work**" shall mean and include all operations and activities of BHPM (or performed at the request of BHPM) on or relating to the Property for purposes of determining ore reserves and mineralization, and for purposes of exploration for and development of valuable minerals from the Property including, without limitation, the right to enter upon the Property for purposes of surveying, exploring, testing, sampling, trenching, bulk sampling, prospecting and drilling for valuable minerals, and to construct and use buildings, roads, power and communication lines, and to use so much of the surface of the Property in such manner as BHPM deems necessary for the enjoyment of any rights and privileges to BHPM hereunder or otherwise necessary to effect the purposes of this Letter Agreement, and any reclamation and other clean-up required in connection with any of the foregoing. In the event of termination of this Letter Agreement for any reason, BHPM covenants and agrees to remove all buildings, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by BHPM not more than six months after the termination of this Letter Agreement;

(b) BHPM covenants and agrees to keep the Property, including without limitation the mineral rights comprising the Property, and the Underlying Agreement (including without limitation the payment of any amounts required under the Underlying Agreement), in good standing, free and clear of all liens and encumbrances which may result from its activities and shall pay all taxes and assessments with respect to the Property, such payments to be considered Exploration and Development Expenditures for the purposes of Section 2;

(c) BHPM covenants and agrees to maintain adequate insurance coverage protecting the parties to this Letter Agreement from third party claims arising from BHPM's activities on the Property;

(d) BHPM covenants and agrees to maintain true and correct books, accounts and records of operations and Exploration and Development Expenditures under this Letter Agreement;

(e) BHPM covenants and agrees to conduct any work done on the Property in accordance with good mining practice and in compliance with applicable laws and regulations;

(f) BHPM covenants and agrees to provide GMC and AGMLLC and their authorized representatives with reasonable access to the Property, during regular business hours, at a mutually convenient time, at their sole risk and expense, in compliance with BHPM's safety procedures (which may include a written waiver of claims against BHPM), and in a reasonable manner so as not to interfere with BHPM's activities, to review the work being carried out thereon and also access at all reasonable times to the records of BHPM respecting the non-interpretive and non-proprietary results obtained there from. GMC and AGMLLC shall, jointly and severally, defend, indemnify and hold BHPM harmless from and against all claims for Losses (as defined in paragraph 10) arising out of any death, personal injury or property damage sustained by GMCAGM, its agents or employees, while in or upon the Property pursuant to this paragraph 9(f), unless such death, injury or damage is due to BHPM's gross negligence or wilful misconduct;

(g) BHPM covenants and agrees to provide GMC with reports on a quarterly basis (not less than 30 days after the end of each calendar quarter) summarizing the status of the Exploration and Development Work being conducted on the Property and the results there from and acknowledges that such information may be used by GMC in accordance with Section 16 in meeting its timely disclosure obligations as a TSX listed public company. Each report shall include, at a minimum, information relating to assays, drill logs and samples (for months in which drilling results became available), and non-interpretive metallurgical, geological, geophysical, geochemical and engineering data (but not interpretive reports derived therefrom) developed by BHPM during the immediately previous calendar quarter; provided, however, that BHPM shall have no obligation to make any data or reports developed by it or on its behalf available to GMC under this paragraph 9(g) if such data or reports are proprietary to or constitute trade secrets or are derived from techniques that are proprietary to or constitute trade secrets of BHPM (or any third-party consultant that compiled or created them);

(h) BHPM agrees to be responsible for and perform all reclamation required by applicable laws, rules and regulations in connection with any activities or operations conducted by it or on its behalf on the Property during the Earn-In Period. If BHPM exercises the Acquisition Right, BHPM's reclamation obligations under this paragraph 9(h) will become obligations of the Joint Venture; and

(i) If during the Earn-In Period BHPM proposes to surrender or abandon any mineral interests comprised in the Property, then it will notify GMCAGM of its intent, and the parties will endeavour to agree upon such proposal, such proposal will comply with the abandonment terms of the Underlying Agreement, as soon as practicable but no later than 30 days after the notice. Thereafter, if the parties have not agreed on the surrender or abandonment then BHPM may nevertheless surrender or abandon any mineral interests comprised

in the Property, thereby excluding them from this Letter Agreement, but only if it has further notified GMCAGM of such proposed surrender or abandonment and GMCAGM has not elected, by notice to BHPM within 30 days after the surrender or abandonment notice, to retain such mineral interests for its own purposes. Failing such election, the mineral interests in question may be abandoned or surrendered as proposed by BHPM and GMCAGM as titleholder will assist, if required, in such process. Following a surrender, abandonment or transfer under this section, the mineral interests so surrendered, abandoned or transferred will thereafter cease to form part of the Property and will no longer be subject to this Letter Agreement, save and except with respect to such obligations or liabilities of the parties as have accrued to the date of such surrender, abandonment or transfer.

10. **Indemnification**:

(a) BHPM agrees to indemnify, defend and hold GMC and AGMLLC, and their respective officers, directors, successors and assigns, harmless from and against any and all claims, actions, suits, losses, liabilities, damages, assessments, judgments, costs and expenses, including reasonable attorneys' fees and other costs of defending the same (collectively, "**Losses**") arising from or related to (a) any breach by BHPM of any of their respective covenants or representations and warranties set forth in this Letter Agreement, or (b) any activities conducted by on or behalf of BHPM on the Property. GMC and AGMLLC, jointly and severally, agree to indemnify, defend and hold BHPM, and their respective officers, directors, successors and assigns, harmless from and against any and all Losses arising from or related to (a) any breach by either GMC or AGMLLC of any of their respective covenants or representations and warranties set forth in this Letter Agreement, or (b) any activities conducted by or on behalf of GMCAGM on the Property or Pending Property. The indemnification obligations set forth in this Section 10 shall survive the termination of this Letter Agreement. For purposes of this Section 10, the parties agree that BHPM will be obligated to indemnify GMC and AGMLLC for Losses arising out of or related to activities undertaken by BHPM as exploration operator only to the extent that those activities constitute gross negligence or wilful misconduct on the part of BHPM;

(b) The parties hereto, within five (5) days after the service of process upon either of them in a lawsuit, including any notices of any court action or administrative action (or any other type of action or proceeding), or promptly after either of them, to its respective knowledge, shall become subject to, or possess actual knowledge of, any damage, liability, loss, cost, expense, or claim to which any of the indemnification provisions set forth in this Letter Agreement relate, shall give written notice to the other party setting forth the facts relating to the claim, damage, or loss, if available, and the estimated amount of the same. "**Promptly**" for purposes of this Section 10 shall mean giving notice within ten (10) days, provided that the failure to promptly notify the indemnifying party

shall not operate to waive, reduce or extinguish the indemnified party's rights hereunder unless such failure materially prejudices the indemnifying party. Upon receipt of such notice relating to a lawsuit, the indemnifying party shall be entitled to (i) participate at its own expense in the defense or investigation of any claim or lawsuit or (ii) assume the defense thereof, in which event the indemnifying party shall not be liable to the indemnified party for legal or attorney fees thereafter incurred by such indemnified party in defense of such action or claim provided that:

(i) if the indemnified party and the indemnifying party are both parties to such action or claim and the indemnified party is advised that representation by both parties by the same counsel would be inappropriate, the indemnified party may engage separate counsel at the expense of the indemnifying party; and

(ii) if the indemnified party may have any unindemnified liability out of such claim, such party shall have the right to approve the counsel selected by the indemnifying party, which approval shall not be withheld or delayed unreasonably. If the indemnifying party assumes the defense of any claim or lawsuit, all costs of defense of such claim or lawsuit shall thereafter be borne by such party and such party shall have the authority to compromise and settle such claim or lawsuit, or to appeal any adverse judgment or ruling with the cost of such appeal to be paid by such party; provided, however, if the indemnified party may have any unindemnified liability arising out of such claim or lawsuit the indemnifying party shall have the authority to compromise and settle each such claim or lawsuit only with the written consent of the indemnified party, which shall not be withheld or delayed unreasonably. The indemnified party may continue to participate in any litigation at its expense after the indemnifying party assumes the defense of such action.

11. **No Partnership, etc.**: The obligations of each party of GMC and AGMLLC (collectively), on the one hand, and BHPM, on the other hand under this Letter Agreement shall be in every case several and shall not be, or be construed to be, either joint or joint and several and nothing herein shall be construed as creating a partnership between the parties. Nothing contained in this Letter Agreement shall be deemed to constitute a party, an agent or legal representative of the other party or to create any fiduciary relationship for any purpose whatsoever. Except as otherwise specifically provided in this Letter Agreement, a party shall not have any authority to act for, or to assume any obligation or responsibility on behalf of any other party.

12. **No Restrictions**: Except as expressly provided in this Letter Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavours of any sort whatsoever not related to the Property and the Pending Property or outside the exterior boundaries of the

Property and the Pending Property subject to Section 27 whether or not competitive with the endeavours contemplated herein without consulting or inviting or allowing the other party any interest therein. No party shall be under any fiduciary or other duty to the other which will prevent it from engaging in or enjoying the benefits of competing endeavours within the general scope of the endeavours contemplated by this Letter Agreement. The legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to joint venturers or other fiduciaries shall not apply in the case of any other endeavour of a party. In particular, without limitation, no party shall have any obligation to the others as to the erection of any smelter or refinery whether or not such smelter or refinery treats ores or concentrates produced from the Property.

13. **Governing Law**: The parties agree that this Letter Agreement shall be interpreted and governed according to the laws of the Province of British Columbia, other than its rules as to conflicts of law.

14. **Notice**: Any notice permitted or required to be given hereunder shall be in writing and shall be effective if delivered in person or faxed, or if mailed postage prepaid, or if sent by reputable overnight courier, to the current address of a party or to such other address as a party shall inform the others by like notice. Any such notice will, if delivered in person or faxed be deemed to have been given and received on the day it was delivered or faxed, if sent by courier, be deemed to have been given on the date it is delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of a disruption of postal service, in which case notice will be deemed to be received on the seventh day following the resumption of normal postal service.

15. **Successors and Assignment**: This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. No party (which for purposes of this Section 15 shall mean AGMLLC and GMC (collectively), on the one hand, and BHPM, on the other hand) may assign its interest in this Letter Agreement to any third party without the prior written consent of the other party, such consent not to be unreasonably withheld; provided, however, that no such consent will be necessary in connection with (i) assignments by BHPM or GMC or AGMLLC to their respective affiliates or subsidiaries, (ii) a pledge for financing purposes, (iii) corporate merger or reorganization, or (iv) a sale of all or substantially all of the assigning party's assets. Any assignee of any party or assignee or transferee of any interest in the Property or Pending Property shall agree in writing to be bound by all of the terms and conditions of this Letter Agreement and to perform all of the assignee's or transferee's obligations hereunder. Upon an assignment by BHPM for which consent is required and to which GMC and AGMLLC consent, BHPM shall have no further obligations or liabilities under this Letter Agreement. Upon an assignment by AGMLLC or GMC for which consent is required and to which BHPM consent, GMC and AGMLLC shall have no further obligations or liabilities under this Letter Agreement.

16. **Publicity and Confidentiality of Information**: Each party (which for purposes of this Section 16 shall mean AGMLLC and GMC (collectively), on the one hand, and BHPM, on the other hand), except to the extent required by law or stock exchange rule and then only after providing the other party with not less than three business days to review and comment on any proposed release or announcement, is prohibited from issuing any press releases or other public announcements concerning this Letter Agreement or any information generated pursuant hereto without the prior written approval of the other party, such approval not to be unreasonably withheld or delayed. Except as set forth in the previous sentence, the parties agree to treat all data, reports, records and other information developed or made available to them by the other party under this Letter Agreement and applicable to the Property and Pending Property as confidential, and unless any party is required by any law, rule, regulation, or order to disclose any of such information, information shall not be disclosed to any person without the prior written consent of the non-disclosing parties, which consent shall not be unreasonably withheld.

17. **Entire Agreement**: This Letter Agreement, including the Schedules and Exhibits attached hereto constitutes the entire agreement among the parties pertaining to the Existing Property and Pending Property and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written among the parties, and there are no warranties, representations or other agreements among the parties in connection with the Existing Property and Pending Property except as specifically set forth herein. In the event that any one or more of the provisions contained in this Letter Agreement or in any other instrument or agreement contemplated hereby shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Letter Agreement or any such other instrument or agreement. At the request of any party, the parties shall execute and deliver any further instruments, agreements, documents or other papers reasonably requested to effect the purposes of this Letter Agreement and the transactions contemplated hereby.

18. **Effective Date**: This Letter Agreement shall be effective from the date first written above (the "**Effective Date**").

19. **Construction**: If the singular, masculine, or neuter is used in this Letter Agreement, the same will be deemed to include references to the plural, feminine, or body corporate according to the context in which it is used.

20. **Counterparts**: This Letter Agreement may be executed in one or more original or facsimile transmitted counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

21. **Approvals**: This Letter Agreement is subject to all necessary regulatory and exchange approvals.

22. **Interpretation and Amendment**: No implied term, covenant, condition or provision of any kind whatsoever shall affect any of the parties' respective rights and obligations hereunder, including, without limitation, rights and obligations with respect to exploration, development, mining, processing and marketing of minerals, and the only terms, covenants, conditions or provisions which shall in any way affect any of their respective rights and obligations shall be those expressly set forth in this Letter Agreement. This Letter Agreement may not be amended or modified, nor may any obligation hereunder be waived, except by writing duly executed on behalf of all parties, and unless otherwise specifically provided in such writing, any amendment, modification, or waiver shall be effective only in the specific instance and for the purpose it is given.

23. **Recording**: Simultaneous with the execution of this Letter Agreement, the parties agree to execute for registration purposes a written memorandum form, to be prepared by BHPM's counsel, of this Letter Agreement (the "**Short Form**"), setting forth the basic terms and conditions (but not the financial terms) of this Letter. That Short Form may be registered by BHPM. None of the parties shall register this Letter Agreement with any governmental agency, except as required by and in compliance with the provisions of Section 16.

24. **Right of First Refusal**: If at any time during the Earn-In Period GMCAGM intends to convey, assign, option or otherwise transfer (collectively, "**Transfer**") to any third party all or any part of its interest in the Property or Pending Property, GMCAGM shall notify BHPM of those intentions. The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and if such intended Transfer is the result of an offer from a third party, shall be accompanied by a copy of the offer or contract for sale. If the intended Transfer is based upon a third party offer and if the consideration for the Transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent (based upon the fair market value of the non-monetary consideration and stated in terms of cash or currency). BHPM shall have 60 days from the date such notice is delivered to notify GMCAGM whether it elects to acquire the offered interest at the same price and on the same terms and conditions as set forth in the notice offer. If it does so elect, the Transfer shall be consummated promptly after notice of such election is delivered to GMCAGM. If BHPM fails to so elect within the 60-day period, GMCAGM shall have 90 days following the expiration of such period to consummate the Transfer to a third party at a price and on terms no less favorable than those offered by GMCAGM to BHPM in the notice, in accordance with the provisions of Section 15. If GMCAGM fails to consummate the Transfer to a third party within that 90-day period, BHPM's right of first refusal in such offered interest shall be deemed to be revived. Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Section 24.

25. **Registered Title During Earn-In Period**: During the Earn-In Period, GMCAGM will remain the registered holder of the mineral interests comprising the Property and of the Pending Property as of the date hereof. Upon BHPM acquiring the initial 51%

interest in the Property as provided in Section 2, the provisions of paragraph 6(k) will apply.

26. **Dispute Resolution**: Except as provided for herein, any matter in dispute hereunder will be determined by a single arbitrator to be appointed by the parties. Any party may refer any such matter to arbitration by notice to the other party and, within 10 business days after receipt of such notice, the parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act. If the parties cannot agree on a single arbitrator as provided herein, or if the person appointed is unwilling or unable to act, either party may submit the matter to arbitration before a single arbitrator in accordance with the rules of the British Columbia International Commercial Arbitration Centre (in this Section, the "**Rules**"). Except as specifically provided in this Section, arbitration hereunder will be conducted in accordance with the Rules. The arbitrator will fix a time and place in Vancouver, BC, Canada for the purpose of hearing the evidence and representations of the parties and he will preside over the arbitration and determine all questions of procedure not provided for under such Rules or this Section. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within 45 days after his appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The award of the single arbitrator will be final and binding upon each of the parties. Except where matters are expressed herein to be subject to arbitration, the courts of the Province of British Columbia will have exclusive jurisdiction to hear and determine all matters relating to this Letter Agreement. Nothing contained in this Section is intended to affect the rights of a party to enforce a judgement or award outside of British Columbia.

27. **Area of Interest**: The "**Area of Interest**" is defined as the area extending one mile from the outermost boundary of the Existing Property and the Pending Property. Each of the parties hereby covenants and agrees with the other parties that it will not acquire, nor will it permit any of their respective affiliates to acquire, any mineral rights (or interest therein) or other rights (such as surface rights, water rights, or any other right in relation to real property, or interest therein) located wholly or in part within the Area of Interest (in this Section, the "**Acquired Interest**") unless the Acquired Interest is made subject to the terms of this Letter Agreement and the acquiring party (or, if an affiliate of a party has completed the acquisition, then such party, in either case in this Section referred to as the "**Acquiring Party**") complies with the provisions of this Section 27. Forthwith upon completing an acquisition of an Acquired Interest, the Acquiring Party will give notice thereof to the other parties, setting out the location of the Acquired Interest and all information known to the Acquiring Party and its affiliates about such Acquired Interest, the costs of acquisition and all other pertinent details relating thereto.

Upon receipt of such notice, the notified parties will have a period of 30 days to elect, by notice to the Acquiring Party, to include such Acquired Interest in the Property and make it subject to the terms of this Letter Agreement. Upon such election such Acquired Interest will be included in the Property thereafter for all purposes of this Agreement. If, within the 30-day period referred to herein, a notified party does not give the notice referred to therein, it will be deemed to have consented to the exclusion of the Acquired Interest in question from the Area of Interest, which may thereafter be held or dealt with by the Acquiring Party and its affiliates free of the terms and conditions of this Agreement.

If the foregoing terms and conditions reflect our agreement, please execute and return the enclosed duplicate copies of this Letter Agreement and we shall consider it to be a binding agreement.

Yours very truly,

GENERAL MINERALS CORPORATION

Per:

Name: Ralph Fitch
Title: President

ARIZONA GENERAL MINERALS LLC

Per:

By Mr. Ralph G. Fitch, as the President of General Minerals Corporation, a Delaware corporation, in its capacity as the Managing Member of Arizona General Minerals LLC

Acknowledged and agreed to this 27th day of April, 2005.

BHP MINERALS INTERNATIONAL EXPLORATION INC.

Per:

Name: ______________________
Title: ______________________

SCHEDULE "A"

Description of Property

The "**Existing Property**" is defined as the following:

BLM Claims (Referred to as the "**Dragoon Lode Claims**" on the map attached as Exhibit A)

# of Claims	Serial Nr Full	Mc Claim Nm	Cust Nm	**Acres:**	**Ha:**
1	AMC356957	DRAGOON NO 01	STERLING EXPLORATION	**20.7**	8.4
1	AMC356958	DRAGOON NO 02	STERLING EXPLORATION	**20.7**	8.4
1	AMC356959	DRAGOON NO 03	STERLING EXPLORATION	**20.7**	8.4
1	AMC356960	DRAGOON NO 04	STERLING EXPLORATION	**20.7**	8.4
1	AMC356961	DRAGOON NO 05	STERLING EXPLORATION	**20.7**	8.4
1	AMC356962	DRAGOON NO 06	STERLING EXPLORATION	**20.7**	8.4
1	AMC356963	DRAGOON NO 07	STERLING EXPLORATION	**20.7**	8.4
1	AMC356964	DRAGOON NO 08	STERLING EXPLORATION	**20.7**	8.4
1	AMC356965	DRAGOON NO 09	STERLING EXPLORATION	**20.7**	8.4
1	AMC356966	DRAGOON NO 10	STERLING EXPLORATION	**20.7**	8.4
1	AMC356967	DRAGOON NO 11	STERLING EXPLORATION	**20.7**	8.4
1	AMC356968	DRAGOON NO 12	STERLING EXPLORATION	**20.7**	8.4
1	AMC356969	DRAGOON NO 13	STERLING EXPLORATION	**20.7**	8.4
1	AMC356970	DRAGOON NO 14**	STERLING EXPLORATION	**20.7**	8.4
1	AMC356971	DRAGOON NO 15	STERLING EXPLORATION	**20.7**	8.4
1	AMC356972	DRAGOON NO 16**	STERLING EXPLORATION	**20.7**	8.4
1	AMC356973	DRAGOON NO 17	STERLING EXPLORATION	**20.7**	8.4
1	AMC356974	DRAGOON NO 18	STERLING EXPLORATION	**20.7**	8.4
1	AMC356975	DRAGOON NO 19	STERLING EXPLORATION	**20.7**	8.4
1	AMC356976	DRAGOON NO 20	STERLING EXPLORATION	**20.7**	8.4
1	AMC356977	DRAGOON NO 21	STERLING EXPLORATION	**20.7**	8.4
1	AMC356978	DRAGOON NO 22	STERLING EXPLORATION	**20.7**	8.4
1	AMC356979	DRAGOON NO 23	STERLING EXPLORATION	**20.7**	8.4
1	AMC356980	DRAGOON NO 24	STERLING EXPLORATION	**20.7**	8.4
1	AMC356981	DRAGOON NO 25	STERLING EXPLORATION	**20.7**	8.4
1	AMC356982	DRAGOON NO 26	STERLING EXPLORATION	**20.7**	8.4
1	AMC356983	DRAGOON NO 27	STERLING EXPLORATION	**20.7**	8.4
1	AMC356984	DRAGOON NO 28	STERLING EXPLORATION	**20.7**	8.4
1	AMC356985	DRAGOON NO 29	STERLING EXPLORATION	**20.7**	8.4
1	AMC356986	DRAGOON NO 30	STERLING EXPLORATION	**20.7**	8.4

**Approximately 3.2 ha of these claims has been withdrawn from mineral exploration

30	**Sub-Total**			**619.8**	**250.8**
1	AMC364298	DRAGOON NO 31	STERLING EXPLORATION	20.7	8.4
1	AMC364299	DRAGOON NO 32	STERLING EXPLORATION	20.7	8.4
1	AMC364300	DRAGOON NO 33	STERLING EXPLORATION	20.7	8.4
1	AMC364301	DRAGOON NO 34	STERLING EXPLORATION	20.7	8.4

# of Claims	Serial Nr Full	Mc Claim Nm	Cust Nm	**Acres:**	**Ha:**
1	AMC364302	DRAGOON NO 35	STERLING EXPLORATION	20.7	8.4
1	AMC364303	DRAGOON NO 36	STERLING EXPLORATION	20.7	8.4
1	AMC364304	DRAGOON NO 37	STERLING EXPLORATION	20.7	8.4
1	AMC364305	DRAGOON NO 38	STERLING EXPLORATION	20.7	8.4
1	AMC364306	DRAGOON NO 39	STERLING EXPLORATION	20.7	8.4
1	AMC364307	DRAGOON NO 40	STERLING EXPLORATION	20.7	8.4
1	AMC364308	DRAGOON NO 41	STERLING EXPLORATION	20.7	8.4
1	AMC364309	DRAGOON NO 42	STERLING EXPLORATION	20.7	8.4
1	AMC364310	DRAGOON NO 43	STERLING EXPLORATION	20.7	8.4
1	AMC364311	DRAGOON NO 44	STERLING EXPLORATION	20.7	8.4
1	AMC364312	DRAGOON NO 45	STERLING EXPLORATION	20.7	8.4
1	AMC364313	DRAGOON NO 46	STERLING EXPLORATION	20.7	8.4
1	AMC364314	DRAGOON NO 47	STERLING EXPLORATION	20.7	8.4
1	AMC364315	DRAGOON NO 48	STERLING EXPLORATION	20.7	8.4
1	AMC364316	DRAGOON NO 49	STERLING EXPLORATION	20.7	8.4
1	AMC364317	DRAGOON NO 50	STERLING EXPLORATION	20.7	8.4
1	AMC364318	DRAGOON NO 51	STERLING EXPLORATION	20.7	8.4
1	AMC364319	DRAGOON NO 52	STERLING EXPLORATION	20.7	8.4
1	AMC364320	DRAGOON NO 53	STERLING EXPLORATION	20.7	8.4
1	AMC364321	DRAGOON NO 54	STERLING EXPLORATION	20.7	8.4
1	AMC364322	DRAGOON NO 55	STERLING EXPLORATION	20.7	8.4
25	**Sub-Total**			**516.5**	**209.0**
55	**Registered Total**			**1,136.3**	**459.8**

State Leases (Referred to as the "**State of Arizona Leases**" on the map attached as Exhibit A)

Arizona State Lease #:		**Acres:**	**Ha:**	**Township & Range:**	**Section #:**	Effective Date:	Renewal Date:
08-107856		484.9	196.2	T16S, R23E	31	03.24.02	03.24.06
08-109828		280.0	113.3	T16S, R22E	25	04.01.04	04.01.06
08-109829		400.6	162.1	T16S, R23E	30	04.01.04	04.01.06
08-109830		640.0	259.0	T16S, R22E	36	04.01.04	04.01.06
	Total	**1805.5**	**730.7**				

SCHEDULE "B"

Description of Pending Property

The "**Pending Property**" is defined as the following:

Pending BLM Claims (Referred to as the "**Dragoon Lode Claims**: located and filing pending" on the map attached as Exhibit A)

# of Claims	Serial Nr Full	Mc Claim Nm	Cust Nm	**Acres:**	**Ha:**
1	Pending Filing	DRAGOON NO 56	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 57	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 58	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 59	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 60	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 61	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 62	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 63	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 64	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 65	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 66	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 67	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 68	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 69	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 70	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 71	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 72	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 73	ARIZONA GMC LLC	20.7	8.4

# of Claims	Serial Nr Full	Mc Claim Nm	Cust Nm	Acres:	Ha:
1	Pending Filing	DRAGOON NO 74	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 75	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 76	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 77	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 78	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 79	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 80	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 81	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 82	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 83	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 84	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 85	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 86	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 87	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 88	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 89	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 90	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 91	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 92	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 93	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 94	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 95	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 96	ARIZONA GMC LLC	20.7	8.4

# of Claims	Serial Nr Full	Mc Claim Nm	Cust Nm	Acres:	Ha:
1	Pending Filing	DRAGOON NO 97	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 98	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 99	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 100	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 101	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 102	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 103	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 104	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 105	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 106	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 107	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 108	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 109	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 110	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 111	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 112	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 113	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 114	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 115	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 116	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 117	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 118	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 119	ARIZONA GMC LLC	20.7	8.4

# of Claims	Serial Nr Full	Mc Claim Nm	Cust Nm	**Acres:**	**Ha:**
1	Pending Filing	DRAGOON NO 120	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 121	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 122	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 123	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 124	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 125	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 126	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 127	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 128	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 129	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 130	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 131	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 132	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 133	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 134	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 135	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 136	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 137	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 138	ARIZONA GMC LLC	20.7	8.4
1	Pending Filing	DRAGOON NO 139	ARIZONA GMC LLC	20.7	8.4
84	**Total**			**1738.8**	**703.7**

Note, some of the claims that are listed above (that have not yet been filed) are underlain by the Godfather and Echo placer claims. The Dragoon claims underlain by the placer claims may not be valid.

Pending State Leases (Referred to as the "**State Lease Applications Pending**" on the map attached as Exhibit A)

Arizona State Lease #:	Acres:	Ha:	Township & Range:	Section #:	Effective Date:	Renewal Date:
Pending ASLD Approval	640.0	259.0	T17S, R22E	1	Pending ASLD Approval	
Pending ASLD Approval	640.0	259.0	T17S, R22E	2	Pending ASLD Approval	
Pending ASLD Approval	640.0	259.0	T17S, R22E	11	Pending ASLD Approval	
Pending ASLD Approval	640.0	259.0	T17S, R22E	12	Pending ASLD Approval	
Pending ASLD Approval	520.0	210.4	T16S, R22E	35	Pending ASLD Approval	
Pending ASLD Approval	320.0	129.5	T16S, R23E	29	Pending ASLD Approval	
Total	**3400.0**	**1375.9**				

EXHIBIT "A"

Map of Property


Dragoon Project
Land Status Map
EXHIBIT A
DRAGOON
LODE CLAIMS
R23E
R22E
T16S
T17S

SCHEDULE "C"

Net Smelter Royalty

If a party becomes entitled to a Net Smelter Royalty pursuant to the Letter Agreement, the party paying the Net Smelter Royalty (the "**Royaltypayor**") shall calculate, as at the end of each calendar quarter subsequent to the commencement of commercial production from a mine on the Property, a monthly 2% net smelter royalty from all production from the Property of the total payments received by the Roylatypayor from the sale or deemed sale of all Products produced from the Property, less:

(a) Charges – Actual costs or charges for weighing, sampling, assaying and analyzing the Products as charged to the Royaltypayor;

(b) Brokerage – Brokerage and other sales costs incurred on the sale of Product;

(c) Taxes – Taxes levied or assessed against the Property or operations on the Property paid by the Royaltypayor;

(d) Treatment – All costs of enhancing the value of the Product after mining, on-site beneficiation and, if applicable, milling; and

(e) Transportation – The costs of transporting the Product from the last point of processing on (or near) the Property to all intermediate and final points of processing and sale (including loading, freight, insurance, security, transportation taxes, handling, port, demurrage, delay and forwarding charges).

"**Product**" is defined as all locatable minerals, ores, metals and other materials of all kinds, including, but not limited to, copper, tungsten, zinc, lead, silver, gold, platinum, sulphur, uranium, thorium, vanadium, molybdenum, and other associated minerals.

SCHEDULE "D"

Further Definitions

"**Environmental Laws**" shall mean all laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state and local governments (and all agencies thereof) concerning pollution or protection of the environment, reclamation, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the existence, manufacture, processing, distribution, use, treatment, storage, disposal, recycling, transport, or handling or reporting or notification to any governmental authority in the collection, storage, use, treatment or disposal of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes.

"**Environmental Liabilities**" shall mean any liability arising out of, based on or resulting from (A) the presence, release, threatened release, discharge or emission into the environment of any Hazardous Materials or substances existing or arising on, beneath or above such property and/or emanating or migrating and/or threatening to emanate or migrate from such property to other properties; (B) disposal or treatment of or the arrangement for the disposal or treatment of Hazardous Materials originating or transported from such property to an off-site treatment, storage or disposal facility, (C) physical disturbance of the environment on or from such property; or (D) the violation or alleged violation of any Environmental Laws relating to such property.

"**Hazardous Materials**" means any substance: (A) the presence of which requires reporting, investigation, removal or remediation under any Environmental Law; (B) that is defined as a "hazardous waste," "hazardous substance," "extremely hazardous substance" or "pollutant" or "contaminant" under any Environmental Law; (C) that is toxic, explosive, corrosive, flammable, ignitable, infectious, radioactive, reactive, carcinogenic, mutagenic or otherwise hazardous and is regulated under any Environmental Law; (D) the presence of which on a property causes or threatens to cause a nuisance upon the property or to adjacent properties or poses or threatens to pose a hazard to the health or safety of persons on or about the property; (E) that contains gasoline, diesel fuel or other petroleum hydrocarbons; or (F) that contains PCBs, asbestos or urea formaldehyde foam insulation; in each case subject to exceptions provided in applicable Environmental Laws.